UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-133649

CUSIP NUMBER 85915B100

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sterling Banks, Inc.
Full Name of Registrant

Former Name if Applicable

3100 Route 38
Address of Principal Executive Office (Street and Number)

Mount Laurel, New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sterling Banks, Inc. (the “Company”) has determined it is unable to file its Quarterly Report on Form 10-Q by August 14, 2009, without unreasonable effort or expense, because it was not able to complete the preparation of its financial statements for the quarter ended June 30, 2009 by the initial filing date.  The delay in completing the financial statements was primarily caused by the Company’s conducting an in-depth review of its allowance for possible loan losses to determine an appropriate level of loan loss reserve.  The conclusion of the Company’s review of its loan loss allowance occurred too close to the filing deadline for the Company’s independent auditors to complete a review of the Company’s financial statements by the initial filing date.  The Company continues to dedicate significant resources to the preparation of its financial statements, as well as preparation of its Quarterly Report on Form 10-Q, and expects to file its Quarterly Report on Form 10-Q on or prior to August 19, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

R. Scott Horner	(856) 273-5900
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate state the reasons why a reasonable estimate of the results cannot be made:

The Company’s results of operation for the quarter ended June 30, 2009 are still being finalized by management.  The Company anticipates that it will report a net loss of $946,000 for the quarter ended June 30, 2009, compared to a net loss of $400,000 for the quarter ended June 30, 2008.  The difference primarily relates to decreases in net interest income after provision for loan losses and noninterest income, and an increase in noninterest expenses.

This Notification of Late Filing on Form 12b-25 contains certain forward-looking statements, such as statements of the Company’s plans, objectives, expectations, estimates and intentions, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “expects,” “subject,” “believe,” “will,” “intends,” “will be” or “would.”  These statements are subject to change based on various important factors (some of which are beyond the Company’s control).  You should not place undue reliance on any forward-looking statements (which reflect management’s analysis only as of the date of which they are given).  You should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

Sterling Banks, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 13, 2009	By	/s/ R. Scott Horner
R Scott Horner
Executive Vice President and Chief Financial Officer